PUBLIC SERVICE COMMISSION OF THE DISTRICT OF COLUMBIA
1333 H Street, N.W., WASHINGTON, D.C. 20005

ORDER

April 23, 2003

FORMAL CASE NO. 1018, IN THE MATTER OF THE APPLICATION OF POTOMAC ELECTRIC POWER COMPANY FOR A CERTIFICATE OF AUTHORITY AUTHORIZING IT TO ISSUE DEBT SECURITIES, HYBRID SECURITIES, AND PREFERRED OR PREFERENCE STOCK, Order No. 11713

I.   INTRODUCTION

1.   On March 3, 2003, the Potomac Electric Power Company ("PEPCO" or "Company") filed an Application[1] pursuant to D.C. Code, 2001 Ed., Section 34-502 for a three-year certificate of authority to issue and sell through public sale or private placement in domestic or foreign markets Debt Securities, Hybrid Securities, and Preferred or Preference Stock (collectively referred to as "Securities") in an aggregate amount not to exceed $1,100,000,000. The Application was published in the *D.C Register* on March 27, 2003.[2] PEPCO requested expedited review of the Application under Chapter 35 of Title 15 of the D.C.M.R.

2.   On March 27, 2003, the Public Service Commission of the District of Columbia ("Commission) issued a Notice of Proposed Rulemaking directing any party objecting to the expedited handling of PEPCO's Application to file an objection, in writing, with the Commission within thirty (30) days of the Publication Date.[3] No objections were filed with the Commission.

II.   PEPCO'S APPLICATION

3.   PEPCO proposes for a three-year period: to issue and sell through public sale or private placement in domestic or foreign markets (1) Debt Securities including but not limited to one or more series of First Mortgage Bonds and one or more series of Debentures and one or more series of Notes, (2) Hybrid Securities issued by a special purpose entity or trust established by the Company, which would use the proceeds from the sale to acquire and hold, either directly or through an intermediate entity, Debentures issued by the Company, and (3) Serial Preferred or Preference Stock (including newly created classes of Preferred or Preference Stock) with an

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[1] *Formal Case No. 1018, In the Matter of the Application of Potomac electric Power Company for a Certificate of Authority Authorizing it to Issue Debt Securities, Hybrid Securities, and Preferred or Preference Stock,* filed March 3, 2003 ("Application").

[2] 50 D.C. Register 2368-2369 (March 27. 2003).

[3] 50 D.C. Register 2368-2369 (March 27, 2003).

aggregate principal amount, stated par value or value. as applicable, not to exceed in total $1,100,000,000.[4]

4.   The Company proposes to use the proceeds from the sale of the Securities: (1) to refund maturing debt instruments; (2) to refund short-term debt incurred to finance utility construction and operations on a temporary basis; (3) to fund ongoing capital requirements of the Company, including redemption and sinking fund requirements; (4) to refund outstanding securities of the Company, assuming market conditions make refinancing feasible; and (5) for general corporate purposes. PEPCO states that the particular types of Securities to be issued at a given- time and the particular timing of such transactions will depend upon market conditions and capital structure considerations.[5]

5.   In its Application, PEPCO explains that in the 2000-2002 period, it has sold no Securities under authority granted in Formal Case 969, Order No. 10863, as amended by Order No. 11687, leaving it with remaining authority of $800,000,000 until expiration of that authority on March 20, 2003.[6] PEPCO states that its capital requirements during the period 2003-2006 include $335 million for scheduled debt maturities. sinking fund obligations and puttable securities.[7] PEPCO indicates that during the 2003-2006 period, approximately $786 million of currently outstanding securities are redeemable pursuant to call provisions.

6.   PEPCO states that it will supply the Commission with appropriate documentation setting forth the terms and conditions of each sale, except for financings made pursuant to a Medium Term Note program.[8] In those instances, where financings are made pursuant to a Medium Term Note program, the Company requests that it be granted the same authority granted in Formal Case No. 969, i.e., to provide a report of the sale of such Notes no later than the fifth business day after the close of any month in which a sale has occurred, because the Company may enter into sales on a daily basis and it would be easier if the reports could be filed on a monthly basis.[9] The Company states that it will provide the Commission timely information with respect to expenses and use of proceeds. [10]

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[4]   Application at 1-2.

[5]   Application at 3.

[6]   Application at 4, citing Formal Case No. 969, *In the Matter of the Application of Potomac Electric Power Company for a Certificate of Authority Authorizing it to Issue Debt Securities and/or Hybrid Securities and/or Preferred Stock or Preference Stock and to Continue the Authorization to sell shares of Common Stock,* Orders No. 10863 (March 6, 1998), as amended by Order No. 11687 (May 26, 2000).

[7]   Application at 5.

[8]   Application at 8, citing Formal Case No. 969.

[9]   Application at 8.

[10]   Application at 8.

III.   DISCUSSION

7.   The Commission believes that granting PEPCO's request will work to reduce PEPCO's overall cost of capital. This conclusion is based on expected cost savings that may be realized through issuing lower-cost securities to replace higher-cost securities. To the extent that PEPCO can reduce the cost of capital, such action benefits both utility customers and shareholders.

8.   With respect to PEPCO's request to report sales made pursuant to a Medium Term Note program, we continue to find PEPCO's request reasonable in light of the ease of administration that PEPCO will experience if not required to file a report after each transaction. Accordingly, having carefully reviewed PEPCO's Application, the Commission finds it to be in the public interest to grant PEPCO's request.

THEREFORE, IT IS ORDERED THAT:

9.   Pursuant to D.C. Code, 2001 Ed., Section 34-502, PEPCO is granted a three-year certificate of authority to issue and sell through public sale or private placement in domestic or foreign markets Debt Securities, Hybrid Securities and Preferred or Preference Stock (collectively referred to as "Securities") in an aggregate amount not to exceed $1,100,000,000;

10.   PEPCO is required to submit by February 15th or each year a report and review of its financing activities that includes: (a) information on issuance costs, including but not limited to, underwriters' fees and legal expenses; (b) information on the amount and type of Securities issued; (c) an explanation of the types of Securities issued; (d) information on how the proceeds from the financing were used; and (e) information on the refunding of senior securities;

11.   With respect to financings made pursuant to the Medium Term Notes program, the Company shall, by the fifth business day of the month after which a sale is made, file a report containing the information set out in Paragraph 10, above, as appropriate; and,

12.   This Order shall become effective upon publication of a Notice of Final Rulemaking in the *D.C. Register.*

A TRUE COPY: **BY DIRECTION OF THE COMMISSION:**

                                                             /s/ Sanford M. Speight

CHIEF CLERK   **SANFORD M. SPEIGHT**
                                                             ACTING COMMISSION SECRETARY